Mail Stop 3561

      							August 10, 2005

Mr. Daniel Urrea
Chief Financial Officer
Nexicon, Inc.
400 Gold SW, Suite 1000
Albuquerque, NM  87102

	Re:	Nexicon, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed May 9, 2005

		Forms 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-30244

Dear Mr. Urrea:

      We have reviewed your amendment and supplemental response letter dated July 13, 2005 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 12.  Sale or Disposition of Business, page F-16

1. We note your response to prior comment 2 of our July 8, 2005 letter and to prior comments 4 and 5 of our June 14, 2005 letter. Your response and new disclosure does not address why you believe the excess of the purchase price over the value of the assets acquired is purchased research and development. Please support your treatment of such excess as in-process research and development costs and specifically refer to paragraph 5 of FIN 4 and SFAS 2 in your response.




2. In addition, your response and new disclosure does not disclose the items requested in our June 14, 2005 letter. Please revise to provide these requested disclosures. If the excess of the purchase price over the value of the assets acquired is not in-process research and development costs, then you should revise your financial statements appropriately.

3. With regards to the Pluto and Central Solution transactions, tell us how you allocated the purchase price to assets acquired and the valuation methods used.

4. With regard to your acquisition of Central Solutions:
o Tell us the restrictions placed on the restricted common stock issued to Central Solutions.
o Tell us why no fair value was attributed to your acquisition of
35%
of the common stock of Central Solutions.
o Tell us how you applied the guidance in Rule 310(c) of Regulation
S-B in evaluating whether you should provide audited financial statements of Central Solutions.
o Tell us how you plan to account for the July 22, 2005 termination of your Investment, Marketing and Distribution agreement with Central
Solutions.  Provide us with your proposed journal entries.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. We also remind you to submit all correspondence in response to our comments on EDGAR. In addition, you should make corresponding changes to the pending registration statement on Form SB-2 to the extent applicable. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or
Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Daniel Urrea
Nexicon, Inc.
August 10, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE